SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           BLUE RIVER BANCSHARES, INC.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   09602P 10 7
                                 (CUSIP Number)

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                                                          Copy to:
           Russell Breeden III                     Claudia V. Swhier, Esq.
   20 North Meridian Street, Suite 800A              Barnes & Thornburg
       Indianapolis, Indiana 46204                  11 S. Meridian Street
              (317) 681-1233                     Indianapolis, Indiana 46204
                                                       (317) 231-7231

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "Affiliated" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 09602P 10 7 1                                       Page 2 of 10 Pages
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1            NAME OF REPORTING PERSON                        Russell Breeden III
             I.R.S. IDENTIFICATION NOS.
                OF ABOVE PERSON (ENTITIES ONLY)

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                        (b)  [ ]

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3            SEC USE ONLY

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4            SOURCE OF FUNDS   PF

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

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6            CITIZENSHIP OR PLACE OF ORGANIZATION        United States

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             7   SOLE VOTING POWER                             456,671

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON WITH
             -------------------------------------------------------------------
             8   SHARED VOTING POWER                                 0

             -------------------------------------------------------------------
             9   SOLE DISPOSITIVE POWER                        456,671

             -------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER                            0

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON                       456,671

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12           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           19.0%

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14           TYPE OF REPORTING PERSON
                                                                              IN
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                                  SCHEDULE 13D
------------------------------------------------ -------------------------------

CUSIP No. 09602P 10 7 1                                       Page 3 of 10 Pages
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1            NAME OF REPORTING PERSON                            Wayne C. Ramsey
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                        (b)  [ ]

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3            SEC USE ONLY

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4            SOURCE OF FUNDS   PF

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

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6            CITIZENSHIP OR PLACE OF ORGANIZATION        United States

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NUMBER OF    7   SOLE VOTING POWER                             128,012
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON
 WITH
             -------------------------------------------------------------------
             8   SHARED VOTING POWER                                 0

             -------------------------------------------------------------------
             9   SOLE DISPOSITIVE POWER                        128,012

             -------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER                            0

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               128,012

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12           CHECK BOX IF THE AGGREGATE AMOUNT IN
                ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            5.3%

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14           TYPE OF REPORTING PERSON
                                                                              IN
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                                  SCHEDULE 13D
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CUSIP No. 09602P 10 7 1                                       Page 4 of 10 Pages
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1            NAME OF REPORTING PERSON                             L. Gene Tanner
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                        (b)  [ ]
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3            SEC USE ONLY

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4            SOURCE OF FUNDS   PF

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

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6            CITIZENSHIP OR PLACE OF ORGANIZATION        United States

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NUMBER OF
SHARES       7        SOLE VOTING POWER                         74,806
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON
 WITH
             -------------------------------------------------------------------
             8        SHARED VOTING POWER                            0

             -------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER                    74,806

             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER                       0

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON
                               74,806

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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                      [ ]

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            3.1%

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14             TYPE OF REPORTING PERSON
                                                                              IN
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Item 1.   Security and Issuer.

     This Schedule 13D is being filed jointly by Russell Breeden, III, Wayne C. Ramsey, and L. Gene Tanner, all Indiana residents. Messrs. Breeden, Ramsey and Tanner are collectively referred to in this Schedule 13D as the "Group" or the "Reporting Persons." The joint filing agreement of the members of the Group is attached as Exhibit 1.

     The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Blue River Bancshares, Inc. (the "Issuer"), an Indiana corporation having its principal office at 29 E. Washington Street, Shelbyville, Indiana 46176.

Item 2.   Identity and Background.

(a) This statement is filed by Russell Breeden III, Wayne C. Ramsey, and L. Gene Tanner.

(b) The business addresses of the Reporting Persons are as follows:

                           Russell Breeden III
                           20 North Meridian Street, Suite 800A
                           Indianapolis, IN  46204

                           Wayne C. Ramsey
                           LYNCH & Associates
                           10644 Newburgh Road
                           Newburgh, IN  47630

                           L. Gene Tanner
                           NatCity Investments, Inc.
                           251 N. Illinois Street
                           Indianapolis, IN  46204

(c) Mr. Breeden is a self-employed investor. Mr. Ramsey is Vice President/Investment Management of LYNCH & Associates, a registered investment advisor. Mr. Tanner is Vice Chairman of NatCity Investments, Inc., an investment brokerage and banking firm. Their addresses are set forth in Item 2(b) above.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons' shares of Common Stock of the Issuer, including the shares the Reporting Persons acquired pursuant to the Stock Purchase Agreement between the Reporting Persons and the Issuer dated June 7, 2002 (the "Stock Purchase Agreement"), as were acquired by the Reporting Persons with personal funds. The 328,100 shares acquired pursuant to the Stock Purchase Agreement on February 4, 2003, were purchased at a price of $4.73 per share.

Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the shares reported herein for investment purposes. Subject to market conditions, the Reporting Persons may purchase additional shares of Common Stock, or may sell some or all of the shares of Common Stock that they currently own from time to time, as permitted under the securities laws. Pursuant to an agreement with the Issuer, Mr. Breeden and Mr. Ramsey have become directors of the Issuer, and Mr. Breeden has become a director of the Issuer's principal savings association subsidiary. In addition, pursuant to the Stock Purchase Agreement, in 2003 Mr. Breeden may designate another director for nomination to the Board of Directors of the Issuer, subject to the Issuer's approval. These directors intend to help the Issuer and its principal savings association to accomplish their business plans. It is also anticipated that Messrs. Breeden, Ramsey and this other new director may suggest to the Issuer's Board short-term and long-term uses of the capital raised pursuant to the Stock Purchase Agreement. They may suggest using some of the capital retained by the Issuer following the Second Closing to acquire interests in other publicly traded financial institutions if capital and management levels permit, if the subsidiary savings association has been restored to profitable operating results and if the financial institutions have compatible community-based goals and operating plans to those of the subsidiary savings association.

     The Reporting Persons have no plans or proposals which relate to or would result in:

(a) except as provided above, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) except as provided above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) except as provided above, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) except as provided above, any other material change in the Issuer's business or corporate structure;

(g) except as contemplated by the above matters, changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date of this statement, Mr. Breeden beneficially owns 456,671 shares of the Issuer's Common Stock, 193,300 of which he acquired on February 4, 2003 from the Issuer under the Stock Purchase Agreement for $4.73 per share (which acquisition provides Mr. Breeden with a 19.0% interest in the Issuer).

     As of the date of this statement, Mr. Ramsey beneficially owns 128,012 shares of the Issuer's Common Stock, 85,200 of which he acquired on February 4, 2003 from the Issuer under the Stock Purchase Agreement for $4.73 per share (which acquisition provides Mr. Ramsey with a 5.3% interest in the Issuer).

     As of the date of this statement, Mr. Tanner beneficially owns 74,806 shares of the Issuer Common Stock, 49,600 of which he acquired on February 4, 2003 from the Issuer under the Stock Purchase Agreement for $4.73 per share (which acquisition provides Mr. Tanner with a 3.1% interest in the Issuer).

     Collectively the Reporting Persons own an aggregate of 659,489 shares which provide them with an aggregate 27.4% interest in the Issuer.

(b) Mr. Breeden has or will have the sole power to vote and dispose of the 456,671 shares of the Issuer's Common Stock that he owns.

     Mr. Ramsey has or will have the sole power to vote and dispose of the 128,012 shares of the Issuer's Common Stock that he owns.

     Mr. Tanner has or will have the sole power to vote and dispose of the 74,806 shares of the Issuer's Common Stock that he owns.

(c) None of the Reporting Persons has acquired any shares of the Issuer's Common Stock within 60 days of the date of this Schedule 13D, other than those disclosed in Item 5 as having been purchased on February 4, 2003.

(d) N/A.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the shares of Blue River Common Stock other than the Stock Purchase Agreement incorporated by reference herein as Exhibit 2.

Item 7.   Material to be Filed as Exhibits.

         Exhibit No.        Description
         -----------        -----------
               1            Joint Filing Agreement

               2 Stock Purchase Agreement between the Issuer and the Reporting Persons dated June 7, 2002 is incorporated by reference to Exhibit 2 to the
                            Schedule 13D dated September 19, 2002 filed by the Reporting Persons with respect to the Issuer.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 4, 2003                     /s/ Russell Breeden, III
                                            ------------------------------------
                                            Russell Breeden, III

                                            /s/ Wayne C. Ramsey
                                            ------------------------------------
                                            Wayne C. Ramsey


                                            /s/ L. Gene Tanner
                                            ------------------------------------
                                            L. Gene Tanner

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: February 4, 2003                     /s/ Russell Breeden, III
                                            ------------------------------------
                                            Russell Breeden, III

                                            /s/ Wayne C. Ramsey
                                            ------------------------------------
                                            Wayne C. Ramsey


                                            /s/ L. Gene Tanner
                                            ------------------------------------
                                            L. Gene Tanner